As filed with the Securities and Exchange Commission on July 18, 2002
==============================================================================


                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                          SCHEDULE 14A INFORMATION
                 PROXY STATEMENT PURSUANT TO SECTION 14(a)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)

Filed by the Registrant  [ ]
Filed by a Party other than the Registrant  |X|
         Check the appropriate box:
         |X|      Preliminary Proxy Statement
         [ ]      Confidential, For Use of the Commission Only (as permitted by
                  Rule 14a-6(e)(2))
         [ ]      Definitive Proxy Statement
         [ ]      Definitive Additional Materials
         [ ]      Soliciting Material Pursuant to Rule 14a-12

                  COMPUTER ASSOCIATES INTERNATIONAL, INC.
              (Name of Registrant as Specified in Its Charter)

                          RANGER GOVERNANCE, LTD.
  (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
|X|    No fee required.
[ ]    Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
       (1)      Title of each class of securities to which transaction applies:
       (2)      Aggregate number of securities to which transaction applies:
       (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and
                state how it was determined):
       (4)      Proposed maximum aggregate value of transaction:
       (5)      Total fee paid:
[ ]    Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
       (1)      Amount Previously Paid:
       (2)      Form, Schedule or Registration Statement No.:
       (3)      Filing Party:
       (4)      Date Filed:




              REVISED PRELIMINARY COPY, SUBJECT TO COMPLETION




                             PROXY STATEMENT OF
                          RANGER GOVERNANCE, LTD.
                       IN OPPOSITION TO THE BOARD OF
            DIRECTORS OF COMPUTER ASSOCIATES INTERNATIONAL, INC.
                          ------------------------

                       ANNUAL MEETING OF STOCKHOLDERS
                                     OF
                  COMPUTER ASSOCIATES INTERNATIONAL, INC.
                       TO BE HELD ON AUGUST 28, 2002
                          ------------------------

         This Proxy Statement and the enclosed WHITE proxy card are being furnished by Ranger Governance, Ltd. ("Ranger") to holders of shares of common stock, par value $0.10 per share (the "Shares" or the "Common Stock"), of Computer Associates International, Inc., a Delaware corporation ("Computer Associates" or the "Company"), in connection with Ranger's solicitation of proxies to elect its five nominees to the board of directors of Computer Associates (the "Board of Directors") at Computer Associates' 2002 Annual Meeting of Stockholders, and at any and all adjournments, postponements, continuations or reschedulings thereof (the "2002 Annual Meeting").

         Ranger is a Texas limited partnership, and Ranger GP Governance, L.L.C., a Texas limited liability company ("Ranger Governance"), is the general partner of Ranger. Ranger was formed in June 2001 to solicit proxies in opposition to the Board of Directors for the election of directors at Computer Associates' 2001 Annual Meeting of Stockholders (the "2001 Annual Meeting"), and to promote what it believed to be more responsible corporate governance at Computer Associates. Further information concerning Ranger, Ranger Governance, Ranger's nominees standing for election to the Company's Board of Directors at the 2002 Annual Meeting and other persons who are participants in Ranger's solicitation of proxies, including Sam Wyly, a limited partner of Ranger and manager of Ranger Governance, is provided in this Proxy Statement under the headings "ELECTION OF DIRECTORS" and "THE RANGER NOMINEES," and in Annex A.

         This Proxy Statement and the enclosed WHITE proxy card are first being sent or given by Ranger to stockholders of Computer Associates on or about July __, 2002.

         THIS SOLICITATION IS BEING MADE BY RANGER, AND NOT BY OR ON BEHALF OF THE BOARD OF DIRECTORS OF COMPUTER ASSOCIATES.


         According to the preliminary proxy statement filed by Computer Associates (the "Management Preliminary Proxy Statement") with the Securities and Exchange Commission on July 16, 2002, the 2002 Annual Meeting will be held on August 28, 2002 at 10:00 a.m., local time, at the Wyndham Wind Watch Hotel, 1717 Motor Parkway, Islandia, New York, the record date for determining stockholders entitled to notice of and to vote at the 2002 Annual Meeting is July 3, 2002 (the "Record Date") and there were outstanding and entitled to vote 578,101,483 shares of Common Stock as of the Record Date. As of the Record Date, Ranger was the holder of record and beneficial owner of 100 Shares. Ranger also is the owner of currently exercisable options to purchase an aggregate of 1,478,925 Shares, with 1,309,905 of such options having an exercise price of $25.08 per Share and 169,020 of such options having an exercise price of $24.19 per Share. Ranger is deemed to be the beneficial owner of the Shares issuable upon exercise of such options. The exercise prices of such options are substantially in excess of the current market price of the Common Stock, the closing price of which was $13.13 on July 15, 2002. Sam Wyly may be considered the beneficial owner of the Shares and options to purchase Common Stock held by Ranger by virtue of his interest in Ranger.

         According to the Management Preliminary Proxy Statement, at the 2002 Annual Meeting eleven members of the Board of Directors will be elected for one-year terms expiring at Computer Associates' 2003 Annual Meeting of Stockholders. In opposition to the solicitation of proxies by the Board of Directors, Ranger is proposing, and soliciting proxies in support of, a slate of five nominees (the "Ranger Nominees") to stand for election to the Board of Directors. The Ranger Nominees are Richard J. Agnich, Max D. Hopper, Stephen R. Perkins, Ronald J. Robinson and Cece Smith, and they will be standing for election in opposition to five nominees of the Board of Directors, namely Russell M. Artzt, Alfonse M. D'Amato, Sanjay Kumar, Charles B. Wang and Thomas H. Wyman. Ranger is not opposing the election of the six other nominees of the Board of Directors. If elected, the Ranger Nominees will constitute five of the eleven members of the Board of Directors.


         RANGER URGES COMPUTER ASSOCIATES STOCKHOLDERS TO VOTE "FOR" THE RANGER NOMINEES ON THE ENCLOSED WHITE PROXY CARD.

         As discussed in more detail under the heading "QUORUM AND VOTING" in this Proxy Statement, stockholders who vote on the WHITE proxy card furnished by Ranger will be able to vote for the election of the five Ranger Nominees and, in addition, will be able to vote for the election of six persons nominated by the Computer Associates Board of Directors, constituting a full slate of eleven director candidates. The Ranger Nominees, if elected, will constitute a minority of the members of the Board of Directors and, accordingly, if the full Board of Directors is present at a meeting, the Ranger Nominees, by themselves, will not be able to cause any action to be taken or not be taken by the Board of Directors. There is no assurance that any of the nominees of the Board of Directors will serve as directors of Computer Associates if any of the Ranger Nominees are elected.

         YOUR VOTE AT THIS YEAR'S ANNUAL MEETING IS VERY IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. PLEASE SIGN AND DATE THE ENCLOSED WHITE PROXY CARD OR VOTING INSTRUCTION FORM AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY. PROPERLY VOTING THE ENCLOSED WHITE PROXY CARD OR VOTING INSTRUCTION FORM WILL REVOKE ANY PROXY PREVIOUSLY SIGNED BY YOU.


         PLEASE DO NOT RETURN ANY PROXY CARD SENT TO YOU BY COMPUTER ASSOCIATES. Even if you may have voted on Computer Associates' proxy card, you can easily change your vote and revoke that proxy by signing, dating and returning the enclosed WHITE proxy card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE 2002 ANNUAL MEETING.


         If you have any questions or need any assistance in voting your Shares, please call the firm assisting Ranger in its solicitation of proxies:

                             MORROW & CO., INC.
                              445 Park Avenue
                          New York, New York 10022

               Banks and Brokers Call Collect: (212) 754-8000
                 All Others Call Toll-Free: (800) 607-0088




                  BACKGROUND; REASONS FOR THE SOLICITATION

         Ranger solicited proxies in connection with Computer Associates' 2001 Annual Meeting held on August 29, 2001, in an effort to elect Ranger's nominees to the Computer Associates Board of Directors (the "2001 Proxy Contest"). Initially, Ranger's slate of nominees consisted of ten persons who, if elected, would have constituted the entire membership of the Board of Directors. On August 16, 2001, Ranger reduced its slate of nominees from ten persons to four persons and such four nominees, if elected, would have constituted a minority of the membership of the Board of Directors. At the 2001 Annual Meeting, the ten nominees of Computer Associates' Board of Directors were elected for a term of one year; none of Ranger's four nominees were elected as directors of Computer Associates.

         Following the 2001 Annual Meeting, Ranger continued to monitor the financial and stock market performance of Computer Associates, as well as its adherence to the various corporate governance principles advocated by Ranger during the course of the 2001 Proxy Contest. Between September 2001 and March 2002, Ranger grew increasingly concerned as Computer Associates' financial performance and stock price continued to deteriorate. It is Ranger's belief that Computer Associates' senior management and Board of Directors have failed to adequately address the financial and governance issues raised during the 2001 Proxy Contest. As a result, Ranger has no confidence in the willingness or ability of Computer Associates' current senior management and Board of Directors to implement changes that Ranger believes are necessary to improve Computer Associates' financial performance and increase stockholder value.

         In March 2002, Ranger informed the directors of Computer Associates that Ranger believes Computer Associates needs a new senior management team, and Ranger requested that the Board of Directors replace Chairman Charles B. Wang, President and Chief Executive Officer Sanjay Kumar and Chief Financial Officer Ira H. Zar. Ranger also informed the Board of Directors of Ranger's belief that a change in Computer Associates' corporate culture would be beneficial and that Computer Associates would thrive under a new, highly qualified and well-respected Chief Executive Officer.

         Ranger further informed the Board of Directors that while Computer Associates had made certain changes in its corporate governance following the 2001 Proxy Contest, Ranger believes much remains to be done. For example, Ranger cited the fact that, while Computer Associates had revised its "poison pill" in certain respects, it had not eliminated the "poison pill." Ranger requested that Computer Associates' independent directors meet with Ranger to discuss Ranger's view that Messrs. Wang, Kumar and Zar be removed from their respective offices by the Board of Directors.

         On April 11, 2002, Computer Associates' independent directors sent a letter to Ranger which, among other things, rejected Ranger's request for a meeting to discuss the removal of Messrs. Wang, Kumar and Zar, and stated that "those officers continue to enjoy our full confidence ..."

         On June 27, 2002, Ranger publicly announced its intention to commence a proxy solicitation to elect the Ranger Nominees to the Board of Directors at the 2002 Annual Meeting, and on the same date Ranger furnished a written notice to the Company of its intention to nominate the Ranger Nominees in accordance with certain provisions of Computer Associates' by-laws, as amended (the "By-laws").

         It is Ranger's strongly held belief that directors must be held accountable for poor performance by corporate management, and Ranger believes that Computer Associates' management has performed poorly. Ranger believes that one of the most important responsibilities of a board of directors of a public company is to select a well-qualified senior management team. In failing to replace Messrs. Wang, Kumar and Zar, Ranger believes that the Board of Directors has not lived up to that responsibility.

         Ranger believes that the election of the Ranger Nominees to the Board of Directors will add individuals with significant software-specific industry and corporate governance experience. Ranger also believes the Ranger Nominees have the skills and conviction to evaluate management performance and would be capable of assisting with the selection of highly qualified senior executives to replace Messrs. Wang, Kumar and Zar if the Board of Directors determines to replace them. Ranger believes the replacement of the Company's senior management is necessary in order to begin implementing specific programs designed to stem the downward trend of Computer Associates' stock price.

         Ranger believes that prompt and decisive action is needed to increase investor confidence in Computer Associates and that the quickest and surest way to increase investor confidence is to bring in a new, well-qualified and highly-respected senior management team. As evidence of what it believes to be an increasing lack of confidence in the current senior management team, Ranger cites the following:


         [ ] Since August 29, 2001, the date of the 2001 Annual Meeting, Computer Associates' stock price has dropped from $32.00 on that date to $13.13 on July 15, 2002 - a decrease of approximately 59% in less than eleven months.

         [ ] Computer Associates' stock during its most recent fiscal year ended March 31, 2002 substantially underperformed the S&P Systems Software Index and the S&P 500 Index. During this period, Computer Associates' total return was negative
              (20)% while the S&P Systems Software returned a positive 4% and the total return on the S&P 500 Index remained unchanged.

         [ ]  From March 31, 2002 through July 15, 2002, Computer
              Associates' stock fell 38%, again underperforming the S&P 500 Index which was down 20% and the S&P Systems Software Index which fell 18% during the same period.

         [ ] Since January 26, 2000, the date when the stock closed at a high of $74.56, the price has fallen to $13.13 as of July 15, 2002 - a decrease of 82% in two and one-half years.

         [ ] Computer Associates has reported in its public filings revenues and basic earnings (loss) per Share for its last three fiscal years as follows:




                                                   Fiscal Year Ended March 31,
                                                    --------------------------

                                           2000                2001               2002
                                           ----                ----               ----
              Revenues                     $6.09 billion       $4.19 billion      $2.96 billion

              Basic Earnings (Loss)        $1.29               ($1.02)            ($1.91)
                 Per Share



              Computer Associates attributes this dramatic reduction in revenues and basic earnings per share primarily to changes in its revenue recognition policies under its "new Business Model" adopted in December 2000.(1) Ranger believes that the adoption by Computer Associates of its "new Business Model" makes a comparison of its recent reported financial results to those of prior years very difficult without resort to Computer Associates' unaudited, supplemental "pro forma" financial statements. In Ranger's view, this significantly detracts from the transparency of Computer Associates' financial statements, and makes it difficult to ascertain the growth or decline in Computer Associates' underlying business.



__________________

    (1)  Information as to Computer Associates' revenue and basic earnings
         (loss) per share for its fiscal years ended March 31, 2000, 2001 and 2002, is taken from the Computer Associates and Subsidiaries Consolidated Statements of Operations appearing in Computer Associates' Annual Report on Form 10-K for the fiscal year ended March 31, 2002 (the "2002 Form 10-K"). Reference is made to Note 1 of Computer Associates' audited financial statements included in the 2002 Form 10-K for a description of Computer Associates' significant accounting policies, including its revenue recognition policies, and the changes made to its revenue recognition policies when Computer Associates adopted what it refers to as its "new Business Model" in December 2000. According to Computer Associates, contracts entered into in connection with the new Business Model result in less current recognized revenue than under the former model, although Computer Associates' recognized revenue over the life of an individual contract would be the same. In order "to provide comparable financial results," the 2002 Form 10-K contains pro forma financial information in the Management's Discussion and Analysis section. The pro forma results of operations adjust historical prior period revenue recorded under the old business model to revenue recognized under the new Business Model.


         [ ] In March 2002, Computer Associates' debt rating was downgraded by Moody's to two notches above "junk" bond status, and in February 2002, Standard & Poor's revised its rating outlook on the Company from stable to negative.

         As discussed above, the Ranger Nominees, if elected, would constitute a minority of the directors serving on the Board of Directors and, by themselves, would not be able to cause any action to be taken or not be taken by the Board of Directors. Moreover, as discussed more fully below under the heading "ELECTION OF DIRECTORS," the Ranger Nominees, if elected, will owe fiduciary duties to the stockholders of Computer Associates, and not to Ranger or to any other person or entity.

         In addition to the removal of the senior officers of Computer Associates identified above, the Ranger Nominees, if elected, intend to urge the Board of Directors to implement the following actions:

         [ ] Review all Computer Associates' accounting procedures and policies in order to ensure the highest degree of credibility and transparency.

         [ ] Review internal financial reporting systems, with the Chief Financial Officer meeting regularly with, and being directly accountable to, the independent Audit Committee of the Board of Directors.

         [ ] Redeem the Company's "poison pill" in order to remove what Ranger believes to be unnecessary impediments to third parties who may wish to make an offer to acquire the Company.


         [ ] Oversee the creation of a consistent long-term market strategy. This market strategy would be supported by a newly-formed strategic technical committee composed of research and development and strategic managers for each of the Company's business units (which are referred to by Computer Associates as "brand units"), which would be chaired by the Chief Technology Officer. This committee's focus would be to ensure coordination among the business units, eliminate redundant activity, review the development of strategic products and the prospects for Company acquisitions, address issues of integration and interoperability among products and platforms, and monitor the Company's customer base for the technology they need.


         [ ] Overhaul and improve customer support activities so that the Company's support service for all customers is both simplified and more comprehensive. There would be a single point of contact for customers, and mechanisms for customers to voice complaints would be strengthened. There would be broader management contact directly with customers, with a focus on customer needs and relationship building. Directors would be urged to visit periodically with customers and attend annual user conferences.

         [ ] Increase emphasis on sales objectives and rewards to enhance product-line specialization and the leveraging of sales in existing data centers, with the goal of returning the Company to profitability by targeting selling opportunities to customers where Computer Associates already has established relationships with such customers.

         [ ] Reduce the Company's $3.8 billion of outstanding debt (as of the end of its most recent fiscal year as reported in the 2002 Form 10-K) in order to strengthen its balance sheet and improve its liquidity. The Ranger Nominees expect to request the Board of Directors to consider a variety of measures typically employed by corporations to reduce debt, including, but not limited to, disposing of non-strategic/non-core assets, disposing of non-strategic/non-core products, and utilizing excess working capital, including the scheduled liquidation of installment accounts receivable.

         Ranger believes that the above actions, if implemented, would be of benefit to Computer Associates and its stockholders. In particular, Ranger believes that such actions may increase investor confidence in the Company's financial reporting procedures, better integrate and coordinate the Company's portfolio of products, refocus and improve the Company's sales efforts, and strengthen the Company's balance sheet. Ranger believes the Company's poison pill creates an obstacle to enhancing stockholder value by discouraging potential purchasers of the Company. Ranger believes the poison pill places too much discretion in the hands of the Company's directors and may possibly be used by directors to entrench themselves and management in office instead of maximizing stockholder wealth. There may be certain disadvantages in removing the Company's poison pill. Namely, if the poison pill remains in place it could discourage, delay or prevent a takeover or change of control of the Company, or could prevent a sudden shift in corporate policy and contribute to the stability of the Company's corporate governance. However, as discussed above, Ranger believes that the removal of the poison pill is in the best interests of the Company's stockholders.


RANGER URGES ALL COMPUTER ASSOCIATES STOCKHOLDERS TO VOTE "FOR" THE RANGER NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD.


                                  GENERAL

Proxy Information

         As of the Record Date, Ranger was the holder of record and beneficial owner of 100 Shares. In addition, Ranger is the owner of currently exercisable options to purchase an aggregate of 1,478,925 Shares, with 1,309,905 of such options having an exercise price of $25.08 per Share and 169,020 of such options having an exercise price of $24.19 per Share. Ranger is deemed to be the beneficial owner of the Shares issuable upon the exercise of such options. The exercise prices of such options are substantially in excess of the current market price of the Common Stock, the closing price of which was $13.13 on July 15, 2002. The shares beneficially owned by Ranger represent less than 1% of the Shares outstanding and entitled to vote on the Record Date. Sam Wyly, through his interest in Ranger, may be considered the beneficial owner of the Shares and options to purchase Common Stock held by Ranger.


         The shares of Common Stock represented by each WHITE proxy card which is properly executed and returned to Ranger will be voted at the 2002 Annual Meeting in accordance with the instructions marked thereon. Executed but unmarked WHITE proxy cards will be voted FOR the election of the five Ranger Nominees (together with six nominees of the Computer Associates Board of Directors), FOR the approval of the Company's 2002 Incentive Plan, FOR the approval of the Company's 2002 Compensation Plan for Non-Employee Directors and will ABSTAIN with respect to the ratification of KPMG LLP as the independent accountants of Computer Associates for the fiscal year ending March 31, 2003. If any other matter properly comes before the 2002 Annual Meeting, the named proxies will vote all proxies granted to them in their sole discretion.


Proxy Revocation

         Whether or not you plan to attend the 2002 Annual Meeting, Ranger urges you to vote FOR the election of the Ranger Nominees by signing, dating and returning the WHITE proxy card in the enclosed envelope. You can do this even if you may have voted on the proxy card solicited by the Board of Directors. It is only the latest dated proxy that counts.

         Execution of a WHITE proxy card will not affect your right to attend the 2002 Annual Meeting and to vote in person. Any stockholder granting a proxy (including a proxy given to Computer Associates) may revoke it at any time before it is voted by (i) submitting a duly executed new proxy bearing a later date, (ii) attending and voting at the 2002 Annual Meeting in person, or (iii) at any time before a previously executed proxy is voted, giving written notice of revocation either to Ranger c/o Morrow & Co, Inc., 445 Park Avenue, New York, New York 10022, or to Computer Associates International, Inc., One Computer Associates Plaza, Islandia, New York 11749, Attention: Corporate Secretary. Merely attending the 2002 Annual Meeting without voting at the 2002 Annual Meeting will not revoke any previous proxy which has been duly executed by you.

                             QUORUM AND VOTING


         Computer Associates will furnish stockholders with a definitive proxy statement (the "Management Proxy Statement") in connection with the Board of Directors' solicitation of proxies at the 2002 Annual Meeting. Information concerning the number of shares of Common Stock outstanding and entitled to vote on the Record Date is required to be set forth in the Management Proxy Statement and, in accordance with Rule 14a-5(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), reference is made to the Management Proxy Statement for such information. According to the Management Preliminary Proxy Statement, there were outstanding 578,101,483 shares of Common Stock as of the Record Date. Only stockholders of record at the close of business on the Record Date are entitled to notice of and to vote on matters that come before the 2002 Annual Meeting.


         According to the By-laws, the presence in person or by proxy of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the 2002 Annual Meeting is necessary to constitute a quorum at the 2002 Annual Meeting.

         According to the Management Preliminary Proxy Statement, directors will be elected by a plurality of votes cast by stockholders at the 2002 Annual Meeting. Votes not cast at the 2002 Annual Meeting because of broker non-votes will be included for purposes of determining the presence of a quorum, but will not be considered in connection with determining the outcome of the election of directors. Computer Associates does not provide for cumulative voting in the election of directors.

         There are five Ranger Nominees standing for election to the Board of Directors. According to the Management Preliminary Proxy Statement, eleven directors will be elected at the 2002 Annual Meeting, and the Board of Directors has designated eleven nominees to stand for election (the "Computer Associates Nominees").


         Accordingly, there will be sixteen nominees (five Ranger Nominees and eleven Computer Associates Nominees) for eleven director positions on the Board of Directors. Under Computer Associates' plurality voting provisions, the eleven nominees who receive the greatest number of votes will be elected. Stockholders who vote on the WHITE proxy card furnished by Ranger will be able to vote for the five Ranger Nominees and, as discussed below, also will be able to vote for six Computer Associates Nominees, constituting a full slate of eleven persons. There is no assurance that any of the Computer Associates Nominees will serve on the Board of Directors if any of the Ranger Nominees are elected. Stockholders who use Computer Associates' proxy card will not be able to vote for any of the Ranger Nominees. Accordingly, any stockholder who wishes to vote for the Ranger Nominees should vote on Ranger's WHITE proxy card.

         The eleven Computer Associates Nominees are identified in the Management Proxy Statement. The five Computer Associates Nominees with respect to whom Ranger is not seeking authority to vote and who may not be voted for on Ranger's WHITE proxy card are Russell M. Artzt, Alfonse M. D'Amato, Sanjay Kumar, Charles B. Wang and Thomas H. Wyman. Any stockholder who wishes to vote for one or more of the Ranger Nominees and for one or more of Messrs. Artzt, D'Amato, Kumar, Wang and Wyman will be unable to do so on either Ranger's WHITE proxy card or Computer Associates' proxy card, and may only do so by voting by ballot at the 2002 Annual Meeting. Stockholders should refer to the Management Proxy Statement for information concerning the Computer Associates Nominees.

         In addition to the five Computer Associates Nominees identified above, there are six other Computer Associates Nominees. Ranger is not opposing the election of such six other Computer Associates Nominees and intends to use the WHITE proxy card to vote for their election. Stockholders who use the WHITE proxy card may withhold authority to vote for any of the five Ranger Nominees by striking a line through the name of that nominee and may withhold authority to vote for any of the six Computer Associates Nominees that Ranger will vote for by writing the name of that nominee in the indicated space on the WHITE proxy card.


         Required information concerning the necessary vote to approve the other matters being voted upon at the 2002 Annual Meeting and the effects, if any, of abstentions and broker non-votes on such other matters, will be set forth in the Management Proxy Statement and, in accordance with Rule 14a-5(c) under the Exchange Act, reference is made to the Management Proxy Statement for such information.

                           ELECTION OF DIRECTORS

         Ranger is soliciting proxies in support of the election to the Board of Directors of the following five Ranger Nominees for a one-year term expiring at the 2003 Annual Meeting of Stockholders and until their respective successors are duly elected and qualify: Richard J. Agnich, Max
D. Hopper, Stephen R. Perkins, Ronald J. Robinson and Cece Smith.


         The By-laws provide that there shall be three or more directors, with the number of directors to be fixed from time to time by resolution of the Board of Directors. On July 16, 2002, Computer Associates announced that it had added four new directors to the Board. Accordingly, the Board of Directors is currently comprised of fifteen directors. At the same time, Computer Associates announced that four current directors will not stand for reelection to the Board of Directors at the 2002 Annual Meeting. As a result, eleven directors will be elected at the 2002 Annual Meeting. In accordance with the By-laws, Ranger has provided written notice to Computer Associates of its intent to nominate the Ranger Nominees for election as directors at the 2002 Annual Meeting. Ranger has nominated the Ranger Nominees to fill five of the eleven available seats on the Board of Directors.


         Each of the Ranger Nominees has consented to serve as a Ranger Nominee and to be named as a Ranger Nominee in this Proxy Statement, and to serve as a director of Computer Associates, if elected. If any Ranger Nominee is unable to serve or otherwise unavailable to stand for election as a director at the 2002 Annual Meeting, Ranger intends to nominate a replacement nominee for election. Should one or more replacement nominees be required, the named proxies will exercise their discretionary authority to vote for any replacement nominee selected by Ranger.

         If the Ranger Nominees are elected to the Board of Directors, the Ranger Nominees would constitute only five of the eleven members serving on the Board of Directors. Since the By-laws provide that action by the Board of Directors requires a majority vote of the directors present at a meeting at which a quorum is present, the five Ranger Nominees, by themselves, ordinarily would not be able to cause any action to be taken or not taken by the Board of Directors (unless fewer than ten directors are present at a meeting of the Board of Directors, and the Ranger Nominees present at such meeting constitute a majority of all directors present at such meeting). Nevertheless, the five Ranger Nominees may, because of their different backgrounds and expertise, be able to inform and persuade other directors sufficiently to cause the Board of Directors to take or not take various actions.

         If elected, the Ranger Nominees will owe fiduciary duties to the stockholders of Computer Associates, and not to Ranger or to any other person or entity. The Ranger Nominees are committed to acting in the best interests of Computer Associates' stockholders and, subject to their fiduciary duties as directors of Computer Associates, will, to the extent possible, attempt to persuade the Board of Directors to implement the various matters discussed in this Proxy Statement under the heading "BACKGROUND; REASONS FOR THE SOLICITATION." The implementation of such matters would be subject to events and circumstances that the Ranger Nominees may not currently be aware of, as well as events and circumstances that have not yet occurred and cannot readily be predicted, such as (i) actions of the Board of Directors not known to the Ranger Nominees, (ii) the views of the Ranger Nominees, (iii) the views of officers and other key employees of Computer Associates, (iv) developments in Computer Associates' business, operations and financial performance, (v) changes in the U.S. and global economies, debt and equity markets, and (vi) any future judicial decisions or governmental actions regarding the business of Computer Associates, the management of Computer Associates, or the Board of Directors.

                            THE RANGER NOMINEES

         Set forth below are the names and addresses of, and certain biographical information relating to, the five Ranger Nominees:

                                             Employment History or Present
Name, Business                                 Principal Occupation and
Address and Age                              Five-Year Employment History
---------------                            ------------------------------------

Richard J. Agnich...............58         Since April 2000, Mr. Agnich has
8525 Ferndale Road                         managed personal investments through
Dallas, TX  75238                          the Agnich Partners, Ltd. Family
                                           Limited Partnership. From 1988
                                           until 2000, he served as Senior
                                           Vice President, Secretary and
                                           General Counsel of Texas
                                           Instruments, Incorporated. Mr.
                                           Agnich advised the Texas
                                           Instruments' Board on governance
                                           issues, and in 2000 the Texas
                                           Instruments' Board was the
                                           winner of the CalPERS award for
                                           dedication to shareowner
                                           interests, advancement of good
                                           corporate governance practices
                                           and corporate financial
                                           performance. During his career
                                           at Texas Instruments, Mr. Agnich
                                           was responsible for Texas
                                           Instruments' intellectual
                                           property and licensing programs
                                           as well as general legal matters
                                           important to a global technology
                                           firm. Mr. Agnich also had
                                           responsibility for Security and
                                           Human Resources and served on
                                           Texas Instruments' Strategy
                                           Leadership Team. He currently
                                           serves as a member of the Board
                                           of Trustees of Austin College
                                           and on the Board of Directors of
                                           ST Assembly and Test Services,
                                           Ltd. He is also currently an
                                           advisor to start-up companies in
                                           Texas and California and
                                           Chairman of the Entrepreneurs
                                           Foundation of North Texas.


Max D. Hopper...................67         Mr. Hopper is currently President
1950 Stemmons Freeway                      of Max D. Hopper Associates Inc., a
Suite 5001                                 Dallas-based consulting firm
Dallas, TX  75206                          specializing in strategic uses for
                                           advanced information
                                           technologies, which he founded
                                           in January 1995. Mr. Hopper
                                           served as Chairman of The SABRE
                                           Group Holdings, Inc. from 1993
                                           to 1995, which was subsequently
                                           spun off from AMR Corp. From
                                           1985 to 1993, Mr. Hopper was the
                                           Senior Vice President of
                                           Information Systems at American
                                           Airlines, Inc. and was
                                           responsible for the formation of
                                           The SABRE Group. He currently
                                           serves on the Boards of
                                           Directors of the Gartner Group,
                                           Accrue Software, Inc.,
                                           Metrocall, Inc. and United
                                           Stationers, Inc.


Stephen R. Perkins..............58         Mr. Perkins has been a Managing
Ranger Governance, Ltd.                    Director of Ranger since June 2001
300 Crescent Court                         and was appointed President of
Suite 1000                                 Ranger and President of Ranger
Dallas, TX  75201                          Governance in June 2002.  He also
                                           has been the Chief Executive
                                           Officer of Transfinity Corp.
                                           since November 2001 and has done
                                           consulting work since March
                                           2001. Until March 2001, Mr.
                                           Perkins was Executive Vice
                                           President and Communications
                                           Software Group President of
                                           Sterling Commerce Inc., an
                                           industry leader in
                                           business-to-business e-commerce
                                           and a unit of SBC
                                           Communications. During his
                                           seven-year tenure at Sterling
                                           Commerce, he grew a division
                                           from revenues of $35 million and
                                           150 domestic employees to one
                                           with revenues of $200 million
                                           and 1,000 employees worldwide
                                           and transitioned that division
                                           through a spin-off from Sterling
                                           Software and a subsequent
                                           acquisition. He also spent 16
                                           years at University Computing
                                           Company, where he was part of a
                                           team that created the first
                                           system software package ever
                                           commercially sold to the
                                           information technology industry.

Ronald J. Robinson............56           Since November 2001, Dr. Robinson
Texas A&M University                       has been Professor and Department
College of Engineering                     Head of the Harold Vance Department
301 Wisenbaker                             of Petroleum Engineering at Texas
College Station, TX 77843                  A&M University and holder of the
                                           Albert B. Stevens Endowed Chair
                                           in Petroleum Engineering. Prior
                                           to this appointment, Dr.
                                           Robinson held a number of
                                           positions at Texaco until his
                                           retirement in October 2001,
                                           including General Manager,
                                           Exploration and Production
                                           Technology Department and
                                           President of Texaco's Technology
                                           Division from 1996 until his
                                           retirement. Dr. Robinson also
                                           has been President and CEO of
                                           UniPure Corporation since
                                           September 2001 and President and
                                           CEO of RealTime Learning, LLC
                                           since 1999. Dr. Robinson
                                           currently serves on the Boards
                                           of Directors of Ensyn Inc.,
                                           Global Petroleum Research
                                           Institute, Network of Excellence
                                           in Training (NExT),
                                           ProSavvy.com, RealTime Learning,
                                           LLC, UniPure Corporation and is
                                           Chairman of the Board of
                                           Directors of Verdisys Inc. Dr.
                                           Robinson has been distinguished
                                           as a NASA Fellow and has earned
                                           numerous professional awards.

Cece Smith.......................57        Since 1986, Ms. Smith has been a
Phillips-Smith-Machens                     general partner of Phillips-Smith-
Venture Partners                           Machens Venture Partners, a venture
5080 Spectrum Drive                        capital investment firm that
Suite 805 West                             specializes in retail and consumer
Addison, TX  75001                         investments.  She currently serves
                                           as a director of Brinker
                                           International, Inc. and
                                           Beautyco, Inc. She previously
                                           served as a director of A Pea in
                                           the Pod, Inc., BizMart, Inc.,
                                           Cheap Tickets, Inc. and Hot
                                           Topic, Inc. Prior to starting
                                           Phillips-Smith, Ms. Smith was
                                           Executive Vice President -
                                           Finance and Administration of
                                           Pearle Health Services, Inc., a
                                           retail optical chain. Ms. Smith
                                           served as a director from 1992
                                           to 1997 and as Chairman from
                                           1994 to 1996 of the Federal
                                           Reserve Bank of Dallas. She is
                                           also a CPA.

         Except for Mr. Perkins who is a joint, beneficial owner of 1,000 Shares with his wife, none of the Ranger Nominees own any Shares (except insofar as any Ranger Nominee may be deemed to have beneficial ownership of the Shares beneficially owned by Ranger pursuant to the letter agreements described below). As discussed below, each Ranger Nominee has an economic interest in 20,000 options to purchase shares of Common Stock.

         Each Ranger Nominee has entered into a letter agreement with Ranger that provides that Ranger will indemnify and hold harmless the Ranger Nominee from any and all liabilities, losses, claims, damages and out-of-pocket expenses (including reasonable attorneys' fees and expenses) (collectively, "Losses") based upon or arising out of the solicitation of proxies by Ranger from Computer Associates' stockholders and the willingness of the Ranger Nominee to stand for election as a director of Computer Associates, except to the extent that any such Losses (i) may arise out of inaccurate written information supplied by the Ranger Nominee in connection with Ranger's solicitation of proxies or (ii) are found in a final judgment by a court, not subject to further appeal, to have resulted from bad faith, willful misconduct or gross negligence on the part of the Ranger Nominee.


         Each letter agreement also provides that Ranger will grant to each Ranger Nominee an economic interest in 20,000 options to purchase Computer Associates Common Stock presently held by Ranger (the "Options"). The Options expire on October 6, 2006 and have an exercise price of $25.08 per Share. Ranger will pay each Ranger Nominee, whether or not the Ranger Nominee is elected to the Board of Directors, an amount equal to the excess, if any, of the market price of the Common Stock over the exercise price of the Options, as determined on the earlier of (i) October 6, 2006 and (ii) the date Ranger has exercised an aggregate of at least 140,000 Options after the date of such letter agreements. The $25.08 exercise price of the Options is substantially in excess of the current market price of Common Stock, the closing price of which was $13.13 on July 15, 2002, and there will be no economic value in the Option interests granted by Ranger to the Ranger Nominees unless the market value of the Common Stock exceeds the exercise price on the payment date described above. In addition, each letter agreement provides that Ranger shall pay to each Ranger Nominee, whether or not the Ranger Nominee is elected to the Board of Directors, the sum of $20,000 for serving as a Ranger Nominee.

         Each of the Ranger Nominees, if elected, will be entitled to receive compensation customarily paid by Computer Associates to its independent directors, which will be described in the Management Proxy Statement.


         Ranger reserves the right to nominate substitute persons as Ranger Nominees if Computer Associates makes or announces any changes to the By-laws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Ranger Nominees. In addition, if Computer Associates causes any additional directorships to be voted upon at the 2002 Annual Meeting, Ranger reserves the right to nominate additional persons to fill the added positions. Shares represented by Ranger's WHITE proxy cards will be voted for any such substitute or additional nominees of Ranger.

                       OTHER MATTERS TO BE VOTED UPON


         At the 2002 Annual Meeting, in addition to electing directors, the Company is asking stockholders to approve the Company's 2002 Incentive Plan, to approve the Company's 2002 Compensation Plan for Non-Employee Directors and to ratify the appointment of KPMG LLP as the Company's independent auditors for the fiscal year ending March 31, 2003.

         According to the Management Preliminary Proxy Statement, on June 21, 2002, the Compensation Committee of the Computer Associates' Board of Directors approved, and the Board of Directors adopted, the 2002 Incentive Plan effective as of April 1, 2002, subject to approval by the stockholders of Computer Associates. According to the Management Preliminary Proxy Statement, the 2002 Incentive Plan is intended to replace future awards under the Company's 1994 Annual Incentive Compensation Plan and 2001 Stock Option Plan.

         In addition, according to the Management Preliminary Proxy Statement, the 2002 Compensation Plan for Non-Employee Directors was adopted by the Computer Associates Board of Directors effective as of July 1, 2002, subject to approval by the stockholders of Computer Associates. According to the Management Preliminary Proxy Statement, the 2002 Compensation Plan for Non-Employee Directors is intended to replace the Company's 1993 Stock Option Plan for Non-Employee Directors and the 1996 Deferred Stock Plan for Non-Employee Directors.

         Ranger supports the principle of offering, subject to proper administration by the Compensation Committee and the Board of Directors, competitive equity incentive programs to employees and non-employee directors and, as a result, supports the adoption of the 2002 Incentive Plan and the 2002 Compensation Plan for all Non-Employee Directors.

         Copies of the 2002 Incentive Plan and the 2002 Compensation Plan for Non-Employee Directors are attached to the Management Preliminary Proxy Statement as Exhibits B and C, respectively, and descriptions of such Plans are included in the Management Preliminary Proxy Statement. Reference is hereby made to such information pursuant to Rule 14a-5(c) under the Exchange Act.

         Ranger recommends that stockholders vote "For" the approval of the 2002 Incentive Plan and the 2002 Compensation Plan for Non-Employee Directors.

         Ranger does not make any recommendation with respect to the ratification of KPMG LLP as the Company's independent auditors for the fiscal year ending March 31, 2003. If stockholders provide instructions regarding the ratification of the auditors on the enclosed WHITE proxy card, Ranger will vote the Shares as directed; if no instructions are given, Shares represented by Ranger's WHITE proxy card will abstain on this matter.


         Submitting a WHITE proxy card will entitle the named proxies to vote your Shares in accordance with their sole discretion on matters not described in this Proxy Statement that may arise at the 2002 Annual Meeting.

                     SOLICITATION OF PROXIES; EXPENSES


         The total cost of this proxy solicitation (including fees of attorneys, financial advisors, proxy solicitors and printing and mailing expenses) will be borne by Ranger, and is estimated to be approximately $3,000,000. Approximately $900,000 of such costs have been incurred to date. Ranger will not seek reimbursement from Computer Associates for the costs of this proxy solicitation.


         Proxies may be solicited by mail, telephone, telefax, telegraph, Internet, e-mail and in person. While Ranger may make solicitations via the Internet, Ranger will not provide stockholders with proxy cards via the Internet and will not provide stockholders with a means to vote their proxies via the Internet. Officers and certain employees of Ranger and its affiliates and the other participants listed on Annex A hereto, may assist in the solicitation of proxies without any additional remuneration.

         Ranger has retained Morrow & Co., Inc. ("Morrow") for solicitation and advisory services in connection with the solicitation of proxies relating to the 2002 Annual Meeting, for which Morrow will receive a fee not to exceed $850,000, plus reimbursement of reasonable out-of-pocket expenses. Ranger has agreed to indemnify Morrow against any liabilities and expenses relating to or arising out of Morrow's engagement by Ranger, except for any liabilities and expenses resulting from any failure by Morrow or its employees to comply with the agreement between Morrow and Ranger and except for any liabilities and expenses resulting from the gross negligence, bad faith or willful misconduct on the part of Morrow or its employees. Morrow will utilize approximately 40 people to solicit proxies from Computer Associates stockholders.

                 CERTAIN INFORMATION ABOUT THE PARTICIPANTS

         Ranger, Ranger Governance, the Ranger Nominees, Sam Wyly, a limited partner of Ranger and manager of Ranger Governance, and certain other persons identified in Annex A are participants (collectively, the "Participants," and each, a "Participant") in Ranger's solicitation of proxies for the 2002 Annual Meeting within the meaning of the federal securities laws. Information in this Proxy Statement and in Annex A about each Participant was provided by that Participant.

                             OTHER INFORMATION


         Except for the election of directors to the Board of Directors, the approval of the Company's 2002 Incentive Plan, the approval of the Company's 2002 Compensation Plan for Non-Employee Directors and the ratification of the selection of KPMG LLP as the independent accountants for the fiscal year ending March 31, 2003, Ranger is not aware of any other matter to be presented for consideration at the 2002 Annual Meeting. However, if any other matter properly comes before the 2002 Annual Meeting, the persons named as proxies by Ranger will exercise their discretionary authority to vote on such matters in accordance with their best judgment.


         The Management Proxy Statement is required to set forth information regarding (a) the beneficial ownership of Shares by (i) any person known to Computer Associates to beneficially own more than 5% of any class of voting securities of Computer Associates, (ii) each director and nominee, and certain executive officers of Computer Associates, and (iii) all directors and executive officers of Computer Associates as a group, (b) information concerning Computer Associates' directors and management, including information relating to management compensation and (c) information concerning the procedures for submitting stockholder proposals for consideration at Computer Associates' 2003 Annual Meeting of Stockholders. Reference is hereby made to such information which, to the extent it may be deemed required, is incorporated herein pursuant to Rule 14a-5(c) under the Exchange Act


Dated: July  __, 2002




         If you have any questions or need any assistance in voting your Shares, please contact Morrow & Co., Inc., the firm assisting Ranger in its solicitation of proxies:


                            MORROW & CO., INC.,
                              445 Park Avenue
                          New York, New York 10022

               Banks and Brokers Call Collect: (212) 754-8000
                 All Others Call Toll-Free: (800) 607-0088

                                                                      Annex A


           INFORMATION CONCERNING PERSONS WHO MAY BE PARTICIPANTS
                    IN RANGER'S SOLICITATION OF PROXIES

         The following sets forth the name and the present principal occupation or employment, and the name and principal business address of any corporation or other organization in which such employment is carried on, of persons who may be deemed to be Participants on behalf of Ranger in the solicitation of proxies from stockholders of Computer Associates.

Nominees of Ranger for Election to the Board of Directors of Computer Associates

         The business address and present principal occupation or employment of each of the Ranger Nominees listed below is set forth in the Proxy Statement under the heading "THE RANGER NOMINEES."

Name
----
o    Richard J. Agnich
o    Max D. Hopper
o    Stephen R. Perkins
o    Ronald J. Robinson
o    Cece Smith

Ranger

         Ranger is a Texas limited partnership that originally was formed to conduct the 2001 Proxy Contest and other activities related to good corporate governance. Ranger's principal place of business is: 300 Crescent Court, Suite 1000, Dallas, Texas 75201. The sole officer of Ranger is identified below. His business address is: Ranger Governance, Ltd., 300 Crescent Court, Suite 1000, Dallas, Texas 75201.

Name                                   Position
----                                   --------
Stephen R. Perkins...................  Managing Director and President

Ranger Governance

         Ranger Governance is the general partner of Ranger. Ranger Governance's principal place of business is: Ranger GP Governance, L.L.C., 300 Crescent Court, Suite 1000, Dallas, Texas 75201. The officers of Ranger Governance are identified below. Their business address is: Ranger GP Governance, L.L.C., 300 Crescent Court, Suite 1000, Dallas, Texas 75201.

Name                                   Position
----                                   --------
Stephen R. Perkins...................  President
Sam Wyly.............................  Manager


Sam Wyly

         Sam Wyly's principal occupation is principal of Ranger Capital Group, a Dallas-based investment firm. Mr. Wyly's business address is: Ranger Capital Group, 300 Crescent Court, Suite 1000, Dallas, Texas 75201.


Charles I. Frumberg

         Ranger has retained Charles I. Frumberg as an advisor in connection with Ranger's solicitation of proxies at a fee of $30,000 per month. Mr. Frumberg's principal occupation is private investing. His business address is: c/o Ranger Governance, Ltd., 300 Crescent Court, Suite 1000, Dallas, Texas 75201.


Sophie L'Helias

         Ranger has retained Sophie L'Helias as a consultant with respect to corporate governance matters. In such capacity, Ms. L'Helias may engage in the solicitation of proxies on behalf of Ranger but will not receive additional compensation for such activities. Ms. L'Helias' principal occupation is an independent corporate governance consultant. Her business address is: c/o L'Helias Governance Advisors, 3005 P Street, N.W., Washington, DC 20007.


Bob R. Perry

         Ranger has retained Bob R. Perry as a consultant. In such capacity, Mr. Perry may engage in the solicitation of proxies on behalf of Ranger but will not receive additional compensation for such activities. Mr. Perry's principal occupation is Managing General Partner of Texas B.P. Enterprises, LLC, a management company. His business address is: c/o Texas B.P. Enterprises, LLC, 5750 N. Riverside Drive, Fort Worth, Texas 76137.

Susan Tiholiz

         Ranger has retained Susan Tiholiz as a consultant in connection with various administrative and financial matters. In such capacity, Ms. Tiholiz may engage in the solicitation of proxies on behalf of Ranger but will not receive additional compensation for such activities. Ms. Tiholiz's principal occupation is financial manager. Her business address is: c/o Ranger Governance, Ltd., 300 Crescent Court, Suite 1000, Dallas, Texas 75201.

         Ms. Tiholiz served as Treasurer of Sterling Software, Inc. until April 2000 when that company was acquired by Computer Associates. Ms. Tiholiz was employed by Computer Associates after the acquisition of Sterling Software, Inc. until June 2000. Following the termination of Ms. Tiholiz's employment with Computer Associates, she received severance payments of $242,999.88 in the aggregate and additional health and welfare benefits.

                        Shares Held by Participants

         The Participants and their associates may be deemed to have beneficial ownership of Common Stock as set forth below:


                                       Amount of Beneficial
                                     Ownership Through Options      Percent
         Name                              and Otherwise            of Class
         -------------------------   -----------------------------  --------
         Ranger                             1,479,025      (1)          *
         Ranger Governance                  1,479,025      (2)          *
         Richard J. Agnich                     20,000      (3)          *
         Charles I. Frumberg                        0                   -
         Max D. Hopper                         20,000      (3)          *
         Stephen R. Perkins                    21,000      (3)(4)       *
         Sophie L'Helias                            0                   -
         Bob R. Perry                               0                   -
         Ronald J. Robinson                    20,000      (3)          *
         Cece Smith                            20,000      (3)          *
         Susan Tiholiz                              -      (5)          *
         Sam Wyly                           1,479,025      (6)          *
___________________
(*) Represents less than 1% of the outstanding shares of Common Stock.


   (1) Ranger is the record and beneficial owner of 100 Shares. Ranger also holds options to purchase 169,020 Shares having an exercise price of $24.19 per Share and options to purchase 1,309,905 Shares having an exercise price of $25.08 per Share. Ranger has sole, direct beneficial ownership of such Shares and options. It exercises sole voting and investment power with respect to such Shares and exercises sole investment power with respect to such options. If such options are exercised, Ranger would have sole voting power with respect to the Shares purchased upon exercise of such options.

   (2) Ranger Governance, as the sole general partner of Ranger, has indirect beneficial ownership of the shares of Common Stock beneficially owned by Ranger and exercises the same voting and investment powers as Ranger.

   (3) Each of the Ranger Nominees has an economic interest in 20,000 of the options owned by Ranger resulting from the letter agreement entered into between Ranger and each of the Ranger Nominees. The letter agreement is described in the Proxy Statement under the heading "THE RANGER NOMINEES."

   (4) Includes 1,000 Shares owned jointly by Stephen R. Perkins and his wife.

   (5) Susan Tiholiz is the beneficial owner of 140.041 units in the Computer Associates Stock Fund, which is a part of a 401(k) plan administered by Fidelity Management Trust Company. At any given time, the Computer Associates Stock Fund is comprised of 95-99% of shares of Common Stock and 1-5% cash.

   (6) Represents Shares beneficially owned by Ranger. Ranger's sole general partner is Ranger Governance, of which Sam Wyly is the sole member and the manager. As a result, Sam Wyly has indirect beneficial ownership of the shares of Common Stock beneficially owned by Ranger and exercises the same voting and investment powers as Ranger.


   Transactions in Computer Associates Securities Involving Participants

          Other than the transactions described below, no Participant has purchased or sold any securities of Computer Associates in the past two years.

Transactions in Computer Associates Common Stock by Ranger

                                                    Number of Shares of Computer
Date of Transaction      Nature of Transaction        Associates Common Stock
-------------------      ---------------------     ----------------------------
June 15, 2001             Purchase                          100 (1)
June 20, 2001             Capital Contribution          507,060 (2)
June 20, 2001             Capital Contribution          971,865 (3)

___________________

   (1) In June 2002, such 100 Shares were transferred from a brokerage account to Ranger as the record holder.

   (2) Represents the contribution on June 20, 2001 to Ranger by Stargate, Ltd., a limited partnership, of vested options to purchase shares of Common Stock. The Charles J. Wyly, Jr. and Caroline D. Wyly Revocable Trust is the general partner of Stargate, Ltd. Charles J. Wyly, who is the brother of Sam Wyly, is a co-trustee of The Charles J. Wyly, Jr. and Caroline D. Wyly Revocable Trust.

   (3) Represents the contribution on June 20, 2001 to Ranger by Sam Wyly of vested options to purchase shares of Common Stock.


Transactions in Computer Associates Common Stock by Stephen R. Perkins

                                                    Number of Shares of Computer
Date of Transaction      Nature of Transaction        Associates Common Stock
-------------------      ---------------------     ----------------------------
February 28, 2002             Purchase                     1,000 (1)


___________________

   (1) Represents Shares purchased and held jointly by Stephen R. Perkins and his wife.


Transactions in Computer Associates Common Stock by Sam Wyly

                                                    Number of Shares of Computer
Date of Transaction      Nature of Transaction        Associates Common Stock
-------------------      ---------------------     ----------------------------
June 20, 2001            Capital Contribution            971,865 (1)

___________________

   (1) Represents the contribution on June 20, 2001 to Ranger by Sam Wyly of vested options to purchase shares of Common Stock.


Transactions in Computer Associates Common Stock by Susan Tiholiz

                                                    Number of Shares of Computer
Date of Transaction      Nature of Transaction        Associates Common Stock
-------------------      ---------------------     ----------------------------
October 3, 2001              Purchase                      2400 (1)
October 3, 2001              Sale                          2400 (2)
October 4, 2001              Purchase                       981 (1)
October 4, 2001              Sale                           981 (2)

___________________

   (1) Represents Shares purchased by Ms. Tiholiz upon the exercise of options to purchase shares of Common Stock.

   (2) Represents sales of Shares acquired upon the exercise of options.


           Miscellaneous Information Concerning the Participants

         Tallulah, Ltd. ("Tallulah"), of which Sam Wyly is the general partner and holds 97% of the limited partnership interests, entered into a sublease with Computer Associates on April 1, 2000, pursuant to which Tallulah agreed to lease office space from Computer Associates for $572,052 per year. The agreement was amended on October 8, 2000 to add additional office space, increasing the rent to $1,004,414 per year. The lease expires on July 30, 2006.

         Each of Mr. Frumberg, Mr. Perry and Ms. Tiholiz has entered into a letter agreement with Ranger that provides that Ranger will indemnify and hold harmless each such individual from any and all liabilities, losses, claims, damages and out-of-pocket expenses (including reasonable attorneys' fees and expenses) (collectively, "Losses") based upon or arising out of the solicitation of proxies by Ranger from Computer Associates' stockholders, except to the extent that any such Losses (i) may arise out of inaccurate written information supplied by such individual in connection with Ranger's solicitation of proxies or (ii) are found in a final judgment by a court, not subject to further appeal, to have resulted from bad faith, willful misconduct or gross negligence on the part of such individual.

         Except as described in this Annex A or in the Proxy Statement, no Participant nor any of their respective associates or affiliates (together, the "Participant Affiliates"), is either a party to any transaction or series of transactions since April 1, 2001, or has knowledge of any currently proposed transaction or series of proposed transactions, (i) to which Computer Associates or any of its subsidiaries was or is to be a party, (ii) in which the amount involved exceeds $60,000, and (iii) in which any Participant or Participant Affiliate had, or will have, a direct or indirect material interest. Furthermore, except as described in this Annex A or in the Proxy Statement, no Participant or Participant Affiliate
(i) directly or indirectly beneficially owns any securities of Computer Associates or any securities of any subsidiary of Computer Associates, or
(ii) has had any relationship with Computer Associates in any capacity other than as a stockholder.

         Except as described in this Annex A or in the Proxy Statement, no Participant or Participant Affiliate has entered into any agreement or understanding with any person respecting any future employment by Computer Associates or any of its affiliates or any future transactions to which Computer Associates or any of its affiliates will or may be a party. Except as described in this Annex A or in the Proxy Statement, there are no contracts, arrangements or understandings by any Participant or Participant Affiliate within the past year with any person with respect to any securities of Computer Associates.

              REVISED PRELIMINARY COPY, SUBJECT TO COMPLETION

WHITE PROXY CARD

             SOLICITED BY RANGER GOVERNANCE, LTD. IN OPPOSITION
                        TO THE BOARD OF DIRECTORS OF
                  COMPUTER ASSOCIATES INTERNATIONAL, INC.


                PROXY FOR THE ANNUAL MEETING OF STOCKHOLDERS
                       AUGUST 28, 2002 AT 10:00 A.M.



         The undersigned stockholder of Computer Associates International, Inc. (the "Company") hereby appoints Stephen R. Perkins and Nim Hacker, and each of them, as attorneys and proxies, each with full power of substitution and revocation, to represent the undersigned at the Annual Meeting of Stockholders of Computer Associates International, Inc. to be held on August 28, 2002, and at any adjournment, postponement, continuation or rescheduling thereof, with authority to vote all shares of common stock, par value $.10 per share, of the Company held or owned by the undersigned in accordance with the directions indicated herein.


         This Proxy will be voted as directed, but if no direction is indicated, it will be voted FOR the election of the Ranger Governance, Ltd. ("Ranger") nominees listed in Item 1a and FOR the election of the Company's nominees whose names are not listed in Item 1b, FOR approval of Items 2 and 3 and ABSTAIN with respect to Item 4. If any other matter properly comes before the meeting or any adjournments, postponements, continuations or reschedulings thereof, the named proxy holders will vote this proxy in their discretion on such matter.

         RANGER RECOMMENDS A VOTE "FOR" THE RANGER NOMINEES LISTED BELOW.


1.     Election of Directors

a.     Ranger Nominees:

[ ]    FOR All nominees listed below:       [ ]   WITHHOLD AUTHORITY to vote
                                                  for all nominees listed below:

Richard J. Agnich, Max D. Hopper, Stephen R. Perkins, Ronald J. Robinson, Cece Smith



To withhold authority to vote for any individual nominee identified above, check the "FOR" box above and strike a line through the name of such nominee.


b.     Company Nominees:

The Company is nominating eleven people to serve as directors. Ranger intends to use this proxy to vote FOR six of the individuals nominated by the Company and not for the other five nominees of the Company whose names are listed below. You may withhold authority to vote for the six nominees of the Company not listed on this proxy, by writing the name of such nominee below. You should refer to the Company's Proxy Statement for the names, backgrounds, qualifications and other information concerning the Company's nominees. There is no assurance that any of the Company's nominees will serve as directors if any of the Ranger Nominees are elected to the Company's board of directors.

The Company's nominees with respect to whom Ranger is NOT seeking authority to vote for and WILL NOT exercise any such authority are:

         Russell M. Artzt, Alfonse M. D'Amato, Sanjay Kumar, Charles B. Wang, Thomas H. Wyman.


In order to withhold authority to vote for the election of a Company nominee whose name is not listed above, write such nominee's name on the line provided below:

-------------------------------------------------------------------------------


RANGER RECOMMENDS A VOTE FOR ITEMS 2 AND 3 AND MAKES NO RECOMMENDATION WITH RESPECT TO ITEM 4

2.     Approval of the 2002 Incentive Plan

         [ ] FOR    [ ] AGAINST    [ ] ABSTAIN

3.     Approval of the 2002 Compensation Plan for Non-Employee Directors

         [ ] FOR    [ ] AGAINST    [ ] ABSTAIN

4. Ratification of the appointment of KPMG LLP as the independent auditors of the Company for the fiscal year ending March 31, 2003.

         [ ] FOR    [ ] AGAINST    [ ] ABSTAIN



Date:  _____________, 2002


____________________________________________________
Signature (Please sign exactly as your name appears to the left)




____________________________________________________
Additional Signature (if held jointly)


____________________________________________________
Title of Authority

         Please sign exactly as your name appears on this proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

         PLEASE SIGN, DATE AND RETURN THIS CARD PROMPTLY USING THE ENCLOSED ENVELOPE.